Mail Stop 3561

January 11, 2010

Mr. Kevin R. Keating
Chief Executive Officer
Catalyst Lighting Group, Inc.
190 Lakeview Way
Vero Beach, FL 32963

>   **Re: Catalyst Lighting Group, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **September 30, 2009**
>   **Filed November 13, 2009**
>   **File No. 000-50385**

Dear Mr. Keating:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Section 302 Certifications

1. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))as required by Item 601(31) of Regulation S-K
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
   - Paragraph 4(b) as disclosed should be included as paragraph 4(c). In addition, references to "small business issuer" should be replaced with "the registrant" in accordance with Item 601(31) of Regulation S-K
   - Paragraph 4(c) as disclosed should be included as paragraph 4(d). In addition, the paragraph should be revised to specifically state "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and" in accordance with Item 601(31) of Regulation S-K

   Please revise your certification to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services